Kelly Sperry Work History

February 2014 – Present
Board Member, Indy Brand Clothing, LLC
Part time board member assisting in day to day company operations and strategic planning.

January 2012 – Present
Entrepreneur, Michaelangelo Investments
Michaelangelo Investments is a small investment firm

January 2007 – January 2012
Owner, Coccoletta Company